UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             FORM 10-SB AMENDMENT 3

                        The American Sports Machine, Inc.
          ------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

         Florida                                           65-0877744
------------------------------------      --------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification no.)
incorporation or organization)

222 Lakeview Avenue, Suite 160-146
West Palm Beach, FL                                           33401
-----------------------------------               --------------------------
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number: (561) 832-5698

Securities to be registered under Section 12(b) of the Act:

    Title of each class                       Name of each exchange on which
    to be so registered                       Each class to be registered

         None                                               None
---------------------------------         --------------------------------------
Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share
            --------------------------------------------------------
                                (Title of class)

                        Copies of Communications Sent to:
                               Donald F. Mintmire
                              Mintmire & Associates
                          265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480
                    Tel: (561) 832-5696 - Fax: (561) 659-5371

PART I

Item 1.                    Description of Business

Business Development

         The American Sports Machine, Inc. ("ASM") was organized on June 2, 1995, under the laws of the State of Florida, having the stated purpose of engaging in any lawful activities. ASM was formed with the contemplated purpose to build recreational centers for small organized sports activities including basketball, handball, racquetball, as well as video games and other computer board sports activities. The business concept and plan was based upon information obtained by the incorporator several years before while working for an unrelated company with the same concept and business plan. The incorporator and sole shareholder was unable to obtain the cooperation and assistance of workers and investors to implement the proposed plan. The primary area of development was to be in Florida, but was never brought to the development stage. After development of a business plan and efforts to develop the business failed, all efforts were abandoned in 1996. At that time ASM was unable to obtain the necessary contracts, store locations, other facilities, and was unable to obtain the necessary financing, therefore was unable to operate.

         ASM never engaged in an active trade or business throughout the period from June 1995 until just recently. The ASM charter was suspended (subject to reinstatement) by the State of Florida in 1996 for inactivity and failure to pay annual fees and costs. Its active status was reinstated on December 1, 1998, upon payment of all past due fees and costs. On December 1, 1998, all of the issued and outstanding shares of the common stock of ASM were acquired from Joseph Ashley, its then sole shareholder. The shares were purchased from Mr. Ashley on behalf of the investor group. Mr. Ashley distributed the shares directly to each member of the investor group. The original incorporator and shareholder agreed to exchange the 500,000 issued and outstanding shares held by such shareholder to the new 25 member investor group in exchange for a commitment by the new shareholder group to pay the cost of reactivating the corporation, providing for its reinstatement, and bringing its books and records up to date. The total of 500,000 shares was distributed 20,000 shares to each of twenty-five (25) shareholders. In addition, ASM received gross proceeds in the amount of $20,000 from the sale of a total of 400,000 shares of common stock, $.0001 par value per share (the "Common Stock"), in an offering conducted pursuant to Section 3(b) and 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rules 505 and 506 of Regulation D promulgated thereunder. This offering was made in the State of Georgia and the State of Florida. ASM undertook the offering of shares of Common Stock on December 1, 1998. Also on December 1, 1998, ASM issued 500,000 shares of its Common Stock to Ms. Angela Michelle Bartolotta, the President, Secretary and Treasurer of ASM in consideration and in exchange for services valued at$25,000.00 in connection with the re-organization of ASM. On March 12, 1999, Ms. Bartolotta resigned her position due to personal conflicts and other personal reasons and tendered her 500,000 shares of stock to ASM for cancellation. Such shares were in fact canceled. The company issued 500,00 shares of its common stock to James Donald Brock, Jr., in consideration and in exchange for services valued at$25,000.00 to complete the reorganization of ASM. James Donald Brock, Jr. was also elected President, Secretary, Treasurer, and Director of ASM. (See "Recent Sales of Unregistered Securities")

         ASM then began to consider and investigate potential business opportunities. ASM is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of ASM's current status of having limited assets and no recent operating history, in the event ASM does successfully acquire or merge with an operating business opportunity, it is likely that ASM's present shareholders will experience substantial dilution and there will be a probable change in control of ASM.

         On December 1, 1998, ASM also determined it should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses.

         ASM is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning ASM. In addition, management believes that this might make ASM more attractive to an operating business as a potential business combination candidate. As a result of filing its registration statement, ASM is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. ASM intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

         Any target acquisition or merger candidate of ASM will become subject to the same reporting requirements as ASM upon consummation of any such business combination. Thus, in the event that ASM successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

         ASM's principal executive offices are located at 222 Lakeview Avenue, Suite 160-157, West Palm Beach, FL 33401 and its telephone number is (561) 832-5698.

Business of Issuer

         ASM has no recent operating history and no representation is made, nor is any intended, that ASM will be able to carry on future business activities successfully. Further, there can be no assurance that ASM will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to ASM.

         Management plans to investigate, research and,if justified, potentially acquire or merge with one or more businesses or business opportunities. ASM currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

         ASM intends to use various sources in its search for potential business opportunities including its officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, member of the financial community and others who may present management with unsolicited proposals. Because of ASM's limited capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, ASM will most likely have to rely on outside sources, not otherwise associated with ASM, that will accept their compensation only after ASM has finalized a successful acquisition or merger. ASM will rely upon the expertise and contacts of such persons, will use notices in written publications and personal contacts to find merger and acquisition candidates, the exact number of such contacts dependent upon the skill and industriousness of the participants and the conditions of the marketplace. None of the participants in the process will have any past business relationship with management. To date, ASM has not engaged nor entered into any definitive agreements nor understandings regarding retention of any consultant to assist ASM in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

         ASM does not intend to restrict its search to any specific kind of industry or business. ASM may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which ASM may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that ASM could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

         Once ASM has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, (limited solely to working history - See "Item 5. Directors, Executive Officers, etc.") or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of ASM's limited capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

         In evaluating such potential business opportunities, ASM will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to ASM and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

         Because ASM has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to ASM may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

         Presently ASM cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which ASM participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of ASM and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. ASM may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, ASM does not intend to participate in opportunities through the purchase of minority stock positions.

         Because of ASM's current status and recent inactive status for the prior two (2) years, and its concomitant lack of assets and relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution to ASM's existing shareholders interests. There will probably be a change in control of ASM, with the incoming owners of the targeted merger or acquisition candidate taking over control of ASM. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and the corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of ASM's shareholders as the case arises. Management may actively negotiate or otherwise consent to the purchase of any portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, existing shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction. However the terms of the sale of shares held by present management of ASM will be extended equally to all other current shareholders.

         Management does not have any plans to borrow funds to compensate any persons, consultants, or promoters in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that ASM would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of ASM's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that ASM does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be limited to persons exempt under the Commissions's Regulation D or other rule, or provision for exemption, if any applies. However, no private sales are contemplated by ASM's management at this time. If a private sale of ASM's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to ASM. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to them. ASM does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition.

         In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of ASM, may be paid to persons instrumental in facilitating the transaction. ASM has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed upon at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Current management has not in the past used any particular consultants, advisors or finders. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, ASM may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of ASM's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to ASM so as not to compromise the fiduciary duties of the representative in the proposed transaction, and ASM would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

         Management does not contemplate that ASM would acquire or merge with a business entity in which any officer or director of ASM has an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. ASM's management has not had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

  Possible Blank Check Company Status

         While ASM may be deemed a "shell" company at this time, it does not constitute a "blank check" company under pertinent securities law standards. A "blank check" company under pertinent securities law standards is a company whose business plan is to primarily pursue a merger or aquisition candidate (i.e. no specific business plan), and which files a Registration Statement under the 1933 Act and at such time priced its shares at less than $5.00 per share while it continued to have no specific business plan. Accordingly, ASM is not subject to securities regulations imposed upon companies deemed to be "blank check companies." If ASM were to file a registration statement under Securities Act of 1933 and, at such time, priced its shares at less than $5.00 per share and continued to have no specific business plan, it would then be classified as a blank check company.

         If in the future ASM were to become a blank check company, adverse consequences could attach to ASM. Such consequences can include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the additional steps required to comply with various federal and state laws enacted for the protection of investors, including so-called "lock-up" agreements pending consummation of a merger or acquisition that would take it out of blank check company status.

         Many states (excluding Florida where ASM is incorporated) have statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the companies securities or to undertake any offering of ASM's securities, either debt or equity, until such time as ASM has successfully implemented its business plan described herein. In the event ASM undertakes the filing of a registration statement under circumstances that classifies it as a blank check company the provisions of Rule 419 and other applicable provisions will be complied with.


Rights of Shareholders

          ASM amended its Articles of Incorporation on March 10, 1999, to expressly provide that the Board of Directors is authorized to enter into on behalf of the corporation and to bind the corporation without shareholder approval, any and all acts approving the terms and conditions of a merger and/or a share exchange, and shareholders affected thereby, shall not be entitled to dissenters rights with respect thereto under any applicable statutory dissenters rights provision. This provision expressly eliminates shareholder participation in the merger and/or share exchange contemplated by ASM and expressly eliminates any shareholders dissenters rights. ASM does not intend to provide its shareholders with complete disclosure documentation including audited finance statements concerning a target company and its business prior to any mergers or acquisitions.

Competition

         Because ASM has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. ASM is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. ASM will be in direct competition with these other public companies in its search for business opportunities and, due to ASM's limited funds, it may be difficult to successfully compete with these other companies.

Employees

         As of the date hereof, ASM does not have any employees and has no plans for retaining employees until such time as business warrants the expense, or until ASM successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

         ASM is currently using at no cost to ASM, as its principal place of business offices of its current management, James Donald Brock, Jr., located in Atlanta, Georgia. Although ASM has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, ASM will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, ASM lacks any basis for determining the kinds of office space or other facilities necessary for its future business. ASM has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and ASM's principal offices may be transferred to such existing facilities.

Industry Segments

         No information is presented regarding industry segments. ASM is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to part F/S of this Form 10-SB for a report of ASM's operating history for the past two fiscal years.

Item 2.    Management's Discussion and Analysis or Plan of Operation

         ASM is considered a development stage company with limited assets or capital, and with no operations or income since approximately 1996. The costs and expenses associated with the preparation and filing of this registration statement and other operations of ASM have been paid for by a shareholder, specifically James Donald Brock, Jr. (see Item 4, Security Ownership of Certain Beneficial Owners and Management James Donald Brock, Jr. is the controlling shareholder). Mr. Brock has agreed to pay future costs associated with filing future reports under Exchange Act of 1934 if ASM is unable to do so. It is anticipated that ASM will require only nominal capital to maintain the corporate viability of ASM and any additional needed funds will most likely be provided by ASM's existing shareholders or its sole officer and director in the immediate future. Current shareholders have not agreed upon the terms and conditions of future financing and such undertaking will be subject to future negotiations, except for the express commitment of Mr. Brock to fund required 34 Act filings. Repayment of any such funding will also be subject to such negotiations. The ability of ASM to continue as a going concern long term (beyond 12-24 months) is contingent upon the successful completion of a business combination.

         In the opinion of management, inflation has not and will not have a material effect on the operations of ASM until such time as ASM successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on ASM as it relates to its business and operations following a successful acquisition or merger.

          Management plans may but do not currently provide for experts to secure a successful acquisition or merger partner so that it will be able to continue as a going concern. In the event such efforts are unsuccessful, contingent plans have been arranged to provide that the current Director of ASM is to fund required future filings under the 34 Act without reimbursement, and existing shareholders have expressed an interest in additional funding if necessary to continue ASM as a going concern.


Plan of Operation

         During the next twelve months, ASM will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company has limited funds, it may be necessary for the sole officer and director to either advance funds to ASM or to accrue expenses until such time as a successful business consolidation can be made. ASM will not make it a condition that the target company must repay funds advanced by its officers and directors. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, ASM's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if ASM engages outside advisors or consultants in its search for business opportunities, it may be necessary for ASM to attempt to raise additional funds. As of the date hereof, ASM has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event ASM does need to raise capital most likely the only method available to ASM would be the private sale of its securities. Because of the nature of ASM as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that ASM will able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to ASM.

         ASM does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is convinced that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3.     Description of Property

         The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that ASM does not own or control any material property.

There are no preliminary agreements or understandings with respect to office facilities in the future.

Item 4.      Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, as of July 15, 1999, with respect to each person known by ASM to own beneficially more than 5% of ASM's outstanding common stock, each director of ASM and all directors and officers of ASM as a group.




Name of Address of          Amount and Nature of                Percent of Class
Beneficial Owner            Beneficial Ownership

James Donald Brock, Jr.           500,000                       35.7%
1933 Radar Rd Ne
Atlanta, GA  30345

All Executive Officers and Directors
as a Group (one person)           500,000                       35.7%
-------------

Item 5. Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act.

          The director and executive officer of ASM and his respective age is as follows:

Name                                Age            Position

James Donald Brock, Jr.             31             Director, President,
                                                   Secretary and Treasurer

         All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. ASM has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. ASM does not have any standing committees at this time.

         No director, or officer, or promoter of ASM has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

         The business experience of the person listed above during the past five years is as follows:

      Mr.James Donald Brock, Jr., 31 years of age, is an Arts and Science Degree graduate of Santa Fe Community College and Emory University, Atlanta, Georgia. Mr. Brock was a student in the education programs from 1993 to 1997. In 1997, he received his B.S. Degree in Mathematics from Georgia State University, Atlanta, Georgia. From 1992 to 1997, Mr. Brock was employed at Savage Pizza, Atlanta, Georgia. In 1997-98, Mr. Brock served as a student-teacher at North Atlanta High School, Atlanta, Georgia. In 1998, Mr. Brock was employed and continues to be employed as a mathematics teacher at Decatur High School, Decatur, Georgia.

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires ASM's executive officers and directors and persons who own more than 10% of a registered class of ASM's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of ASM on Forms 3, 4, and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish ASM with copies of all Section 16(a) reports they file. Mr Brock comprises all of ASM's executive officers, directors and greater than 10% beneficial owners of its common Stock, and has complied with Section 16(a) filing requirements applicable to them during ASM's most recent fiscal year.

Item 6.                    Executive Compensation

         ASM has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. ASM has not paid any salaries or other compensation to its officers, directors or employees for the years ended 1997 and 1998, nor at any time during 1999. Further, ASM has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. ASM's officer and director will forego any compensation until such time as an acquisition or merger can be accomplished and the new business opportunity provide any remuneration. As of the date hereof, no person has accrued any compensation from ASM. No compensation will accrue in the interim period.

Item 7.                    Certain Relationships and Related Transactions

         On December 1, 1998 the Company issued 500,000 shares of its Common Stock to Ms. Angela M. Bartolotta, the sole officer and director of the Company in consideration and in exchange for services valued at 25,000 in connection with the reorganization of ASM. On March 12, 1999, Ms. Bartolotta resigned her position due to personal conflicts and other personal reasons and tendered her 500,000 shares of stock to the company for cancellation such shares were in fact canceled.


         On March 2, 1999, ASM issued and sold 500,000 shares of the Common Stock to Mr. Brock, the President, Secretary and Treasurer of ASM and record and beneficial owner of approximately

35.7% of ASM's outstanding Common Stock, in consideration and exchange therefore for services valued at$25,000 in connection with the reorganization of ASM. Services rendered and to be rendered by Mr. Brock include the restructuring of ASM, obtaining requisite financial assistance, searching for merger and acquisition candidates, and a commitment on the part of Mr. Brock to fund, if necessary, future filings of 34 Act requirements without reimbursemnt..

         In addition Mr. Brock has paid for the cost and expenses associated with the filing of this Form 10-SB and other operations of ASM.

         At the current time, ASM has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although ASM has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, ASM intends to reserve such stock for the Rule 506 offerings for acquisitions.

         During ASM's last two fiscal years, there have not been any other transactions between ASM and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of ASM's outstanding shares, nor any member of the above referenced individuals' immediate family.

         James Donald Brock, Jr., may be deemed to be a "promoter" of ASM as that term is defined under the Rules and Regulations promulgated under the Act.

Item 8.                    Description of Securities

Common Stock

         ASM is authorized to issue 50,000,000 shares of common stock,$0.0001 par value, of which 1,400,000 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of ASM. Stockholders of ASM have no pre-emptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

         Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the

Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. At the present time no terms, conditions, limitations or preferences have been established. ASM has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of ASM.

Certain Provision of Florida Law

         Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power;
(i) one-fifth or more, but less than one-third of such voting power; (ii) one-third or ore, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Amended Articles of Incorporation of ASM specifically state that Section 607.0902 does not apply to control-share acquisitions of shares of ASM.

                                     Part II

Item 1.    Market For Common Equity and Other Shareholder Matters.

         No shares of ASM's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. ASM intends to make application to the NASD for ASM's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the commission comment period for this Form 10-SB. ASM's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for ASM's shares to be published by such service.

         ASM is not aware of any existing trading market for its common stock. ASM's common stock has never traded in a public market. There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of ASM's securities.

         If and when ASM's common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If ASM's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in ASM's common stock and may affect the ability of shareholders to sell their shares.

         As of July 15, 1999, there were 26 holders of record of ASM's common stock.

         As of the date hereof, ASM has issued and outstanding 1,400,000 shares of common stock. Of this total, 500,000 shares were originally issued in transactions more than three (3) years ago. Such shares may be sold or otherwise transferred without restriction pursuant to the terms of rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate. The remaining 900,000 shares were issued subject to Rule 144 and may not be sold and/or transferred without further registration under the Act or pursuant to an applicable exemption..

Dividend Policy

         ASM has not declared or paid cash dividends or made distributions in the past, and ASM does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. ASM currently intends to retain and reinvest future earnings, if any, to finance its operations.

 Public Quotation of Stock

                  ASM has not as of this date, but intends to request a broker-dealer in the immediate future, to act as a market maker for ASM's securities. No broker-dealer has been contacted thus far. ASM anticipates that other market makers may be requested to participate at a later date. ASM will not use consultants to obtain market makers. There have been no preliminary discussions between

ASM, or anyone acting on its behalf, and any market maker regarding the future trading market for ASM. It is anticipated that the market maker will be contacted prior to an acquisition or merger and only by management of ASM.

Item 2.       Legal Proceedings

         ASM is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against ASM has been threatened. ASM was inactive from 1996 through the date of this Form 10-SB.

Item 3.       Changes in and Disagreements with Accountants

         Item 3 is not applicable to this Form 10-SB.

Item 4.       Recent Sales of Unregistered Securities

         On December 1, 1998, all of the issued and outstanding shares of the Common Stock of ASM were acquired from its then sole shareholder. The original incorporator and shareholder agreed to exchange the 500,000 issued and outstanding shares held by such shareholder to the new 25 member investor group in exchange for a commitment by the new shareholder group to pay the cost of reactivating the corporation, providing for its reinstatement, and bringing its books and records up to date. The total of 500,000 shares was distributed 20,000 shares to each of twenty-five (25) shareholders. ASM received a total offering price of $20,000 ($0.05 per share) from the sale of a total of 400,000 shares of common stock, $.0001 par value per share (the "Common Stock"), in an a self-underwritten offering conducted pursuant to Section 3(b) and 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rules 505 and 506 of
Regulation D promulgated thereunder. These offering were made in the State of Georgia and the State of Florida. ASM undertook the offering of shares of Common Stock on December 1, 1998, and did not pay any underwriting discounts or commissions. The issuance of additional shares to Ms. Bartolotta on December 1, 1998, totaling 500,000 shares, and the transfer of shares to Mr. Brock on March 12, 1999, totaling 500,000 shares was made in reliance on Section 4(2) and
Section 506 of Regulation D. Ms. Bartolotta and Mr. Brock are accredited investors, the books and records of ASM were made available to them, and at the time of acquisition of such shares each was serving as the sole Officer and Director of ASM.


Item 5.       Indemnification of Directors and Officers

         Article  X  of  ASM's  Amended  Articles  of   Incorporation   contains
provisions providing for the indemnification of directors and officers of ASM as follows:

         (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

         (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

         (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

         (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

         (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.


Transfer Agent

         ASM is serving as its own transfer agent until it becomes eligible for quotation with NASD.



                                    PART F/S

Financial Statements and Supplementary Data

         ASM's financial statements for the years ended May 31, 1999, has been examined to the extent indicated in their reports by Dorra, Shaw, & Dugan, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on Page F-1 hereof in response to Part F/S of this Form 10-SB.


THE AMERICAN SPORTS MACHINE, INC.


TABLE OF CONTENTS






                                                            Page
Independent Auditors' Report                                F-1


Balance Sheet                                               F-2


Statement of Operations and Accumulated Deficit             F-3


Statement of Changes in Stockholders' Equity                F-4


Statement of Cash Flows                                     F-5


Notes to Financial Statements                               F-6

                               Dorra Shaw & Dugan
                          Certified Public Accountants

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
The American Sports Machine, Inc.
Palm Beach, Florida


We have audited the accompanying balance sheet of The American Sports Machine, Inc. (a Florida corporation) and (a development stage company) as of May 31, 1999, and the related statements of operations, accumulated deficit, cash flows and changes in stockholders' equity for the period October 1, 1998 to May 31, 1999 and June 2, 1995 (date of inception) to May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The American Sports Machine, Inc. as of May 31, 1999 and the results of its operations and its cash flows and changes in stockholders' equity for the period from October 1, 1998 to May 31, 1999 and June 2, 1995 (date of inception) to May 31, 1999 in conformity with generally accepted accounting principles.

Audited balance sheets for prior periods and the statements of operations, cash flows and stockholders' equity for the two years ended September 30, 1998 as required by item 310 of regulation S-B are not provided because the company was dormant.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plan regarding those matters also are described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The June 30, 1999 financial statements were compiled by the company; and we did not audit or review those financial statements and, accordingly, expressed no opinion or other form of assurance on them.


/s/Dorra Shaw & Dugan
Certified Public Accountants
June 4, 1999 and August 30, 1999

                  270 South County Road * Palm Beach, FL 33480
                  Telephone (561) 822-9955 * Fax (561) 822-9955
                              Website: dsd-cpa.com
                                       F-1

                       THE AMERICAN SPORTS MACHINE, INC.
                         ( A Development Stage Company)

BALANCE SHEET



                                                                                June 30,
                                                                                    1999
May 31,                                                            1999         (unaudited)
---------------------------------------------------------- ---------------    ----------------


ASSETS
Current Assets:
                                                     Cash  $     20,057        $     20,057
--- ------------------------------------------------------ ---------------    ----------------

TOTAL CURRENT ASSETS                                             20,057              20,057
---------------------------------------------------------- ---------------    ----------------

                                                           $     20,057        $     20,057
--- ------------------------------------------------------ ---------------    ----------------


LIABILITIES

Current Liabilities:
                                          Accrued expenses  $       7,978      $       7,978
--- ------------------------------------------------------ ---------------    ----------------

TOTAL CURRENT LIABILITIES                                           7,978               7,978
---------------------------------------------------------- ---------------    ----------------

                                                                    7,978               7,978
--- ------------------------------------------------------ ---------------    ----------------


STOCKHOLDERS' EQUITY

 Common stock - $.0001 par value - 50,000,000 shares
  authorized 1,400,000 shares issued and outstanding                  140                 140
 Preferred stock - No par value - 10,000,000 shares
  authorized No shares issued or outstanding                            -                   -
   Additional paid-in-capital                                      45,860              45,860
 Deficit accummulated during the development stage                (33,921)            (33,921)
--- ------------------------------------------------------ ---------------    ----------------

TOTAL STOCKHOLDERS' EQUITY                                         12,079              12,079
---------------------------------------------------------- ---------------    ----------------

                                                           $     20,057        $       20,057
--- ------------------------------------------------------ ---------------    ----------------

                              THE AMERICAN SPORTS
                                 MACHINE, INC.
                         ( A Development Stage Company)

STATEMENT OF OPERATIONS AND  DEFICIT

                             ACCUMULATED DURING THE
                                DEVELOPMENT STAGE



                                                                               June 2, 1995          Nine months
                                                                            (Date of Inception)    ended 6/30/1999
For the period October 1, 1998  to May 31,                         1999       to May 31, 1999        (unaudited)
----------------------------------------------------- -------------------  --------------------  -------------------
Revenues                                               $              -    $                -    $                -
----------------------------------------------------- -------------------  --------------------  -------------------

Operating expenses:
                                    Professional fees             30,500               30,500                30,500
                                   Organization costs              2,421                3,421                 2,421
--- ------------------------------------------------- -------------------  --------------------  -------------------

Total  operating expenses                                         32,921               33,921                32,921
--- ------------------------------------------------- -------------------  --------------------  -------------------

Loss before income taxes                                         (32,921)             (33,921)              (32,921)
Income  taxes                                                          -                    -                     -
----------------------------------------------------- -------------------  --------------------  -------------------

Net loss                                                         (32,921)             (33,921)              (32,921)

Deficit accumulated during the
                      development stage  -  beginning             (1,000)                   -                (1,000)
--- ------------------------------------------------- -------------------  --------------------  -------------------

Deficit accumulated during the
                            development stage  -  end  $         (33,921)  $          (33,921)   $          (33,921)
--- ------------------------------------------------- -------------------  --------------------  -------------------


Net loss per share                                     $           (0.03)   $           (0.06)   $            (0.03)
----------------------------------------------------- -------------------  --------------------  -------------------

Weighted average shares of
                                         common stock          1,174,073              590,616             1,174,073
--- ------------------------------------------------- -------------------  --------------------  -------------------

                       THE AMERICAN SPORTS MACHINE, INC.
                         ( A Development Stage Company)


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


----------------------------------------------------------------------------------------------------------------

                                                                            Additional
                                         Number of   Preferred   Common     Paid - In    Deficit
                                         Shares      Stock       Stock      Capital      Accumulated  Total
---------------------------------------- ----------- ----------  ---------- ------------ ------------ -----------
Beginning balance:
               June 2, 1995 - Services      500,000  $        -  $      50  $      950   $        -   $    1,000
                   (Date of Inception)

Net Loss                                                                                     (1,000)      (1,000)
---------------------------------------- ----------- ----------- ---------- ------------ ------------ -----------

Subtotal - September 30, 1998               500,000           -         50         950       (1,000)           -
---------------------------------------- ----------- ----------- ---------- ------------ ------------ -----------

Issuance of Common Stock:
           December 1, 1998 - Services      500,000                     50      24,950            -       25,000
                      December 1, 1998      400,000           -         40      19,960            -       20,000

Net Loss                                          0           -          -           -      (32,921)     (32,921)
---------------------------------------- ----------- ----------- ---------- ------------ ------------ -----------

Balance - May 31, 1999                    1,400,000  $        -  $     140  $   45,860    $  33,921   $    12,079
---------------------------------------- ----------- ----------- ---------- ------------ ------------ ------------

Balance - June 30, 1999                   1,400,000  $        -  $     140  $   45,860   $  (33,921)  $    12,079
(Unaudited)
---------------------------------------- ----------- ----------- ---------- ------------ ------------ ------------

                       THE AMERICAN SPORTS MACHINE, INC.
                         (A Development Stage Company)


Statement of Cash Flows


                                                                    June 2, 1995          Nine months
                                                                    (Date of Inception)   ended 6/30/1999
For the period October 1, 1998 to May 31,              1999         to May 31, 1999       (unaudited)
------------------------------------------------   ---------------  -------------------   ------------------
Operating Activities:
  Net loss                                         $     (32,921)   $         (32,921)    $         (32,921)
   Adjustments to reconcile net loss to net cash
                used by operating activities:
   Increase in:
       Accrued expenses                                    7,978                7,978                7,978
       Issuance of common stock for services              25,000               25,000               25,000
-------------------------------------------------  ---------------  -------------------  -------------------

Net cash provided by operating activities                     57                   57                   57
-------------------------------------------------  ---------------  -------------------  -------------------

Financing activities:
                        Issuance of Common Stock          20,000               20,000                20,000
-------------------------------------------------  ----------------  -------------------  -------------------

Net cash provided by financing activities                 20,000               20,000                20,000
-------------------------------------------------  ----------------  -------------------  -------------------

Net increase in cash                                      20,057               20,057                20,057
------------------------------------------------   ----------------  -------------------  -------------------

Cash - May 31, 1999 and June 30, 1999              $      20,057     $         20,057    $           20,057
------------------------------------------------   ----------------  -------------------  -------------------

                                         The American Sports Machine, Inc.
                                           Notes to Financial Statements

Note A - Summary of Significant Accounting Policies:


Organization

The American Sports Machine, Inc. (a development stage company) is a Florida Corporation organized June 2, 1995 to build recreational centers for small organized sports activities including basketball, handball, racquetball, as well as video games and other computer board sports activities. The Company failed in its attempt to implement its initial business plan and during June 1996 abandoned its efforts. The Company had no operations for the period prior to June 1996. The Company was inactive and there were no transactions from June 1996 to the date of reinstatement by the State of Florida on December 1, 1998 that affect the balances reflected in the financial statements as of December 1, 1998. In addition, audited balance sheets for prior periods and the statements of operations, cash flows and stockholders' equity for the two years ended September 30, 1998 as required by item 310 of regulation S-B are not provided because the company was dormant.

The Company has a new business plan, which was adopted on or about December 1, 1998, which is to engage in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The assets of the Company will be used for its expenses of operation to implement this plan.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a September 30 year end.

Start - Up Costs

Start - up and organization costs are being expensed as incurred.

Loss Per Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.

Interim Financial Statements

The June 30, 1999 interim financial statements include all adjustments, which in the opinion of management are necessary in order to make the financial statements not misleading.

Note B - Stockholders' Equity:

On June 2, 1995, the Company issued 500,000 shares of common stock, in lieu of cash, for the fair market value of services rendered by its initial officer - stockholder. On or about December 1, 1998, third parties purchased the shares from the initial officer - stockholder. On or about December 1, 1998, the Company issued 500,000 shares of its common stock to its sole officer in exchange for services valued at $25,000. Subsequently the same third parties purchased at $0.05 per share, 400,000 shares of the common stock of the Company in a private placement pursuant to Regulation D of the SEC. The $18,000 in professional fees includes the costs and expenses (including legal fees) associated with the preparation and filing of the registration statement. Included in professional fees are additional legal fees of $1,500 unrelated to the registration statement and $4,000 in auditing and accounting fees.

At May 31, 1999 and June 30, 1999, the Company had authorized 50,000,000 shares of $.0001 par value common stock and had 1,400,000 shares of common stock issued and outstanding. In addition, the Company authorized 10,000,000 shares of preferred stock with the specific terms; conditions, limitations and preferences to be determined by the Board of Directors. None of the preferred stock was issued and outstanding as of May 31, 1999 and June 30, 1999.


Note C - Income Taxes:

The Company has a net operating loss carry forward of $32,921 that may be offset against future taxable income. If not used, the carry forward will expire in 2019.

The amount recorded as deferred tax assets, cumulative as of May 31,1999 and June 30, 1999 is $5,000, which represents the amounts of tax benefits of loss carry-forwards. The Company has established a valuation allowance for this deferred tax asset of $5,000, as the Company has no history of profitable operations.


Note D - Going Concern:

The Company's financial statements are prepared using generally accepted accounting principles applied to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through May 31, 1999 and June 30, 1999. It has not established revenues sufficient to cover operating costs and to allow it to continue as a going concern. Management plans currently provide for experts to secure a successful acquisition or merger partner so that it will be able to continue as a going concern. In the event such efforts are unsuccessful, contingent plans have been arranged to provide that the current Director of the Company is to fund required future filings under the 34 Act, and existing shareholders have expressed an interest in additional funding if necessary to continue the Company as a going concern.

PART III

Item 1.       Index to Exhibits

         The following exhibits are filed with this Registration Statement:

Exhibit No.   Exhibit Name

3(i).1 Articles of Incorporation filed June 2, 1995 (filed with original on 6/10/99)

3(i).2 Articles of Amendment filed March 10, 1999 (filed with original on 6/10/99)

3(ii).1       By-laws (filed with original on 6/10/99)

27            Financial Data Schedule


Item 2.       Description of Exhibits

         See Item 1 above.


                                   Signatures

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                 The American Sports Machine, Inc.
                                 (Registrant)

Date: August 27, 1999            BY:  /s/ James Donald Brock, Jr.
                                      ---------------------------
                                 James Donald Brock, Jr., President

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date                       Signature                        Title

August 27, 1999            BY:/s/ JAMES DONALD BROCK JR.    Director, President,
                             --------------------------     Secretary, Treasurer
                               James Donald Brock, Jr.